New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

June 6, 2018

Re:	Arco Platform Limited Confidential Submission of the Draft Registration Statement on Form F-1 Submitted June 6, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Arco Platform Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, which was incorporated in April 2018, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering ( “IPO”) of the Company’s Class A common shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

For the staff’s convenience, we have also enclosed three copies of the Draft Registration Statement, as confidentially submitted on EDGAR. The Company confirms that it is an “emerging growth company”, as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”).

Prior to the launch of the IPO, the shareholders of Arco Educação S.A. (“Arco Brazil”) will contribute substantially all of the shares of Arco Brazil to the Company in exchange for shares in the Company.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

2	June 6, 2018

The review partner for this submission at the current audit firm, Ernst & Young Auditores Independentes S.S., is Carlos Mota, who can be reached at +55 85 3392-5650. The review partner for this submission at the predecessor audit firm, KPMG Auditores Independentes, is Eliardo Araújo Lopes Vieira, who can be reached at +55 85 3307-5100

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Konstantinos Papadopoulos at 212-450-6189 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Ari de Sá Cavalcante Neto, Chief Executive Officer, Arco Platform Limited

David Peixoto dos Santos, Chief Financial Officer, Arco Platform Limited

Carlos Mota, Ernst & Young Auditores Independentes S.S.

Eliardo Araújo Lopes Vieira, KPMG Auditores Independentes